Exhibit 12(e)

KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income Before Income Taxes	$209	$374	$355	$360	$215	$282
Adjustment to reflect earnings from equity method investments on a cash basis (a)	—	(1)	(1)	(1)	33	(1)
	209	373	354	359	248	281

Total fixed charges as below	49	86	80	73	72	73

Total earnings	$258	$459	$434	$432	$320	$354

Fixed charges, as defined:
Interest charges (b)	$47	$82	$77	$70	$69	$70
Estimated interest component of operating rentals	2	4	3	3	3	3

Total fixed charges	$49	$86	$80	$73	$72	$73

Ratio of earnings to fixed charges	5.3	5.3	5.4	5.9	4.4	4.8

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.